Exhibit 12

IMCO RECYCLING INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the three months ended September 30,		For the nine months ended September 30,
	2003	2002	2003	2002
Earnings:
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	(553)	4,113	5,991	9,244
Less: Equity earnings	64	(460)	(847)	(1,103)
Add: Dividends	—	300	150	2,828

Sub-total:	(489)	3,953	5,294	10,969

Add: Total fixed charges (per below)	3,938	3,103	10,956	8,569

Less: Interest capitalized	14	52	122	156

Total earnings (loss) before income taxes, minority interest, and cumulative effect of accounting change	3,435	7,004	16,128	19,382

Fixed Charges:
Interest expense, including interest capitalized	3,480	2,789	9,641	7,648
Portion of rental expense representative of the interest factor	458	314	1,315	921

Total fixed charges	3,938	3,103	10,956	8,569

Ratio of Earnings to Fixed Charges	*	2.3	1.5	2.3

* For the three months ended September 30, 2003 we had an earnings deficiency of approximately $503,000.